H&E EQUIPMENT SERVICES, INC.
11100 Mead Road, Suite 200
Baton Rouge, Louisiana 70816-0247
Telephone:  (225) 298-5200
Facsimile:   (225) 298-5382

January 26, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C.  20549-7010

Attention:  Edward M. Kelly, Pamela A. Long, Jenn Do and Jeanne K. Baker

Re:                               H&E Equipment Services, Inc.
Registration Statement on Form S-1
File No. 333-128996

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 4:00 p.m. (Eastern Standard Time) on January 30, 2006, or as soon thereafter as practicable.

The Registrant acknowledges that:

1.             Should the Securities and Exchange Commission (the “Commission”) or the staff acting by delegated authority declare the Registration Statement effective, it does not foreclose the Commission from taking any action on the filing.

2.             The action of the Commission or the staff acting by delegated authority in declaring the Registration Statement effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.

3.             The Registrant may not assert the staff’s comments or the declaration of effectiveness of the Registration Statement by the Commission as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the

United States.

Very truly yours,

H&E EQUIPMENT SERVICES, INC.

/s/ Leslie S. Magee
Leslie S. Magee
Chief Financial Officer and Secretary